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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )

                             ERIE INDEMNITY COMPANY
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   29530P-201
                                 (CUSIP Number)

                                SUSAN HIRT HAGEN
                           c/o ROGER W. RICHARDS, ESQ.
                           RICHARDS & ASSOCIATES, P.C.
                           100 STATE STREET, SUITE 440
                          ERIE, PENNSYLVANIA 16507-1456
                                 (814) 455-0370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             LAWRENCE LEDERMAN, ESQ.
                              ROBERT S. REDER, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                January 12, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.
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                                  SCHEDULE 13D
CUSIP NO.:  29530P-201

(1)      NAME OF REPORTING PERSON:  Susan Hirt Hagen

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      / /

         (b)      /X/

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  Not Applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  12

(8)      SHARED VOTING POWER:  1,170

(9)      SOLE DISPOSITIVE POWER:  12

(10)     SHARED DISPOSITIVE POWER:  1,170

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,182

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.5%

(14)     TYPE OF REPORTING PERSON:  IN

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         This Amendment No. 3 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 1999 (as amended, the "Schedule 13D"), with respect to the Class B Common Stock, no par value (the "Class B Common Stock"), of Erie Indemnity Company, a Pennsylvania corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         This Amendment No. 3 is being filed by Susan Hirt Hagen ("Mrs. Hagen").

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

                  In December 1999, Mrs. Hagen submitted a proposal to the Nominating Committee of the Company's Board of Directors identifying eleven individuals (including herself) as potential candidates for election to the Board of Directors at the 2000 Annual Meeting of Shareholders of the Company. The Nominating Committee rejected all of Mrs. Hagen's candidates and, in so doing, failed to renominate Mrs. Hagen to the Board. On April 24, 2000, the President Judge of the Erie County Pennsylvania Court of Common Pleas, Hon. William R. Cunningham, granted Mrs. Hagen a preliminary injunction enjoining the Company from prohibiting her from nominating candidates for election as directors at the 2000 Annual Meeting. A copy of the Opinion and Order of April 24, 2000 by Judge Cunningham is attached hereto as Exhibit 5 and incorporated herein by reference. Accordingly, at the 2000 Annual Meeting, Mrs. Hagen nominated her eleven candidates to stand for election in opposition to the candidates nominated by the Nominating Committee. Five of Mrs. Hagen's nominees (Patricia Garrison-Corbin, Susan Hirt Hagen, Samuel P. Katz, Claude C. Lilly III and Henry N. Nassau) and seven Nominating Committee nominees were duly elected by the shareholders. As a result, five incumbent directors were not re-elected.

                  For the 2001 Annual Meeting, which is tentatively scheduled for April 24, 2001, Mrs. Hagen has not heard of nor seen a report of the Nominating Committee regarding its slate of nominees for election as directors at that meeting. Mrs. Hagen also does not know whether and to what extent the size of the Board will be increased or whether the Nominating Committee will nominate all of the current directors, including the five directors nominated by Mrs. Hagen and elected at the 2000 Annual Meeting. The Company's advance notice Bylaw provides that, for the 2001 Annual Meeting, shareholders must submit the names of proposed nominees for election as directors at that meeting between December 12, 2000 and January 12, 2001. In the absence of an announced slate from the Nominating Committee, and in light of the advance notice provisions of the Company's Bylaws, Mrs. Hagen is forced to act now to propose candidates for election as directors to assure that highly qualified, experienced and independent individuals dedicated to safeguarding the core principles practiced by H.O. Hirt, the Company's co-founder, and to responding to the long-range goals and needs of the Company, its shareholders and its other constituencies will be nominated for election to the Board.

                  Therefore, on January 12, 2001, Mrs. Hagen delivered a Notice of Shareholder Proposals With Respect to 2001 Annual Meeting (the "Notice") to the Nominating Committee of the Board and the Secretary of the Company in accordance with the advance notice provisions of the Company's Bylaws. The Notice describes five shareholder proposals to be offered at the

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2001 Annual Meeting, including a proposal that nine individuals (the "Hagen
Nominees"), five of whom (Patricia Garrison-Corbin, Susan Hirt Hagen, Samuel P. Katz, Claude C. Lilly, III and Henry N. Nassau) currently serve on the Board, be considered by the Nominating Committee of the Board of Directors for election as directors at the 2001 Annual Meeting. Assuming that the size of the Board remains at 12 and that the five Hagen Nominees who are current members of the Board and at least two additional Hagen Nominees are a part of the Nominating Committee slate, Mrs. Hagen has indicated to the Company a willingness to support the selection by the Nominating Committee of any of the following other current directors: Samuel P. Black, III, F. William Hirt, Stephen A. Milne, John
M. Petersen and Robert C. Wilburn.

                  If any of the five Hagen Nominees who are current directors and at least two other Hagen Nominees are not selected by the Nominating Committee when it announces its slate, the Notice also constitutes a proposal by Mrs. Hagen to nominate all of those Hagen Nominees not included on the Nominating Committee's slate for election as directors of the Company at the 2001 Annual Meeting. Mrs. Hagen has indicated to the Company that while she prefers that the size of the Board remain at 12, which management has stated is the ideal size, if the Board is increased beyond 12 she will nominate all the Hagen Nominees that are not included on the Nominating Committee slate. In addition, she has reserved the right to nominate additional candidates at the 2001 Annual Meeting if the size of the Board is increased above 16, the current maximum number permitted by the Company's Bylaws.

                  Mrs. Hagen has agreed to indemnify each Hagen Nominee who does not currently serve as a director of the Company from and against any losses incurred by such Hagen Nominee resulting from, relating to or arising out of the nomination of such Hagen Nominee for election as a director of the Company at the 2001 Annual Meeting. Each Hagen Nominee has agreed to be named a nominee for election as director of the Company at the 2001 Annual Meeting and to serve if nominated and elected as a director.

                  The Notice also proposes three amendments to the Company's Bylaws for consideration by the shareholders at the 2001 Annual Meeting. The first such amendment would require that the Company publicly disclose the names of the Nominating Committee's nominees for election as directors at the next Annual Meeting of shareholders in advance of the date of such meeting, and that shareholders present any additional nominees no later than 30 days after the public announcement of the Nominating Committee's nominees. The second such amendment would impose higher independence standards for membership on certain committees of the Board. The third such amendment would create a Principal Officers Selection Committee for purposes of implementing procedures for the selection of the Company's principal officers and their successors from time to time.

                  Except as described above in this Item, Mrs. Hagen has no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) to (j) of Item 4 of Schedule 13D.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

         5. Opinion and Order of April 24, 2000 by Hon. William R. Cunningham, President Judge, Court of Common Pleas, Erie County, Pennsylvania, 83 Erie County L.J. 120 (C.P. Erie Cty.
                  2000).

         6. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2001 Annual Meeting, dated January 12, 2001.

         7. Notice of Shareholder Proposals With Respect to 2001 Annual Meeting, dated January 12, 2001.

         8. Form of Indemnification Agreement by and between Mrs. Hagen and each of the Hagen Nominees who is not currently serving as a director of the Company.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Susan Hirt Hagen

                                        Susan Hirt Hagen

January 12, 2001

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                                  EXHIBIT INDEX

Exhibit           Description

1. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999 (previously filed in Amendment No. 1 to the Schedule 13D dated December 29,
                  1999).

2. Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999 (previously filed in Amendment No. 1 to the Schedule 13D dated December 29, 1999).

3. Form of Indemnification Agreement by and between Mrs. Hagen and each Hagen Nominee (previously filed in Amendment No. 1 to the Schedule 13D dated December 29, 1999).

4. Complaint, Motion for a Preliminary Injunction and a Supporting Memorandum of Law filed on March 9, 2000 by Susan Hirt Hagen in the Court of Common Pleas, Erie County, Pennsylvania against the Company (previously filed in Amendment No. 2 to the Schedule 13D dated March 9, 2000).

5.                Opinion and Order of April 24, 2000 by Hon. William R.
                  Cunningham, President Judge, Court of Common Pleas, Erie County, Pennsylvania, 83 Erie County L.J. 120 (C.P. Erie Cty.
                  2000).

6. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2001 Annual Meeting, dated January 12, 2001.

7. Notice of Shareholder Proposals With Respect to 2001 Annual Meeting, dated January 12, 2001.

8. Form of Indemnification Agreement by and between Mrs. Hagen and each of the Hagen Nominees who is not currently serving as a director of the Company.

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